Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports Second Quarter 2024 Unaudited Financial Results

Hangzhou, China – August 22, 2024 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

●	Total net revenues were RMB1.3 billion (US$181.9 million), representing a 9.5% increase from the same period in 2023.

o	Net revenues from learning services were RMB643.8 million (US$88.6 million), representing a 5.5% decrease from the same period in 2023.

o	Net revenues from smart devices were RMB166.7 million (US$22.9 million), representing a 25.0% decrease from the same period in 2023.

o	Net revenues from online marketing services were RMB511.2 million (US$70.3 million), representing a 68.4% increase from the same period in 2023.

●	Gross margin was 48.2%, compared with 47.0% for the same period in 2023.

“In the second quarter, our financial performance was robust, with operating cash inflow reaching an all-time high and operating loss narrowing significantly year-over-year. Leveraging our advanced large language model capabilities and data advantages, we upgraded our college admission consultation services in Youdao Lingshi to AI-based College Admission Advisers, enhancing both the timeliness and personalization of our services. Driven by RTA (Real-Time API) and AI tools advertising, our online marketing services achieved record net revenues of RMB511.2 million in the second quarter, an increase of 68.4% year-over-year. AI-driven subscription services continued to expand, with the introduction of new applications, including Mr. P AI Tutor, marking a nearly 200% year-over-year increase of total sales in the second quarter. Overall, in the first half of this year, our strategic focus on digital content services, online marketing services, and AI-driven subscription services has yielded significant results, with major financial indicators showing year-over-year improvement,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, with our teams’ continued execution and barring unexpected market changes, we expect the business to achieve full-year positive operating income in the near future. Youdao’s strength lies in our unique ability to advance AI empowerment across business lines, combining technical strength with operational excellence. The rapid development of our online marketing and AI subscription services proves this and will continue to drive our growth. Our online courses, underpinned by high-quality content and differentiated services, are another pillar of our future growth. In the long term, the future of AI + education looks incredibly bright and we will strive to lead the charge,” Dr. Zhou concluded.

Second Quarter 2024 Financial Results

Net Revenues

Net revenues for the second quarter of 2024 were RMB1.3 billion (US$181.9 million), representing a 9.5% increase from RMB1.2 billion for the same period of 2023.

Net revenues from learning services were RMB643.8 million (US$88.6 million) for the second quarter of 2024, representing a 5.5% decrease from RMB680.9 million for the same period of 2023.

Net revenues from smart devices were RMB166.7 million (US$22.9 million) for the second quarter of 2024, representing a 25.0% decrease from RMB222.2 million for the same period of 2023, which was mainly attributable to the decreased unit price due to the change of product mix.

Net revenues from online marketing services were RMB511.2 million (US$70.3 million) for the second quarter of 2024, representing a 68.4% increase from RMB303.6 million for the same period of 2023. The year-over-year increase in revenues from online marketing services was primarily due to the increase in the sales of performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in cutting-edge AI technology.

Gross Profit and Gross Margin

Gross profit for the second quarter of 2024 was RMB636.8 million (US$87.6 million), representing a 12.3% increase from RMB567.2 million for the same period of 2023. Gross margin was 48.2% for the second quarter of 2024, compared with 47.0% for the same period of 2023.

Gross margin for learning services was 60.0% for the second quarter of 2024, compared with 57.4% for the same period of 2023.

Gross margin for smart devices was 30.3% for the second quarter of 2024, compared with 35.8% for the same period of 2023. The decrease was mainly attributable to a lower revenue base of smart devices.

Gross margin for online marketing services was 39.1% for the second quarter of 2024, compared with 31.9% for the same period of 2023. The increase was mainly attributable to the improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

Operating Expenses

Total operating expenses for the second quarter of 2024 were RMB709.3 million (US$97.6 million), compared with RMB856.3 million for the same period of last year.

Sales and marketing expenses for the second quarter of 2024 were RMB515.7 million (US$71.0 million), representing a decrease of 12.2% from RMB587.7 million for the same period of 2023. This decrease was attributable to the reduced marketing expenditures and outsourcing labor service fees in learning services in the second quarter of 2024.

Research and development expenses for the second quarter of 2024 were RMB153.0 million (US$21.1 million), representing a decrease of 25.4% from RMB205.1 million for the same period of 2023. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the second quarter of 2024.

General and administrative expenses for the second quarter of 2024 were RMB40.6 million (US$5.6 million), representing a decrease of 36.1% from RMB63.6 million for the same period of 2023. The decrease was primarily due to decreased expected credit losses on our accounts receivables, as well as the decreased headcount for general and administrative employees, leading to payroll savings in the second quarter of 2024.

Loss from Operations

As a result of the foregoing, loss from operations for the second quarter of 2024 was RMB72.6 million (US$10.0 million), compared with RMB289.1 million for the same period in 2023. The margin of loss from operations was 5.5%, compared with 24.0% for the same period of last year.

Net Loss Attributable to Youdao’s Ordinary Shareholders

Net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2024 was RMB99.5 million (US$13.7 million), compared with RMB299.2 million for the same period of last year. Non-GAAP net loss attributable to Youdao’s ordinary shareholders for the second quarter of 2024 was RMB96.0 million (US$13.2 million), compared with RMB283.6 million for the same period of last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the second quarter of 2024 was RMB0.85 (US$0.12), compared with RMB2.45 for the same period of 2023. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders was RMB0.82 (US$0.11), compared with RMB2.32 for the same period of 2023.

Other Information

As of June 30, 2024, Youdao’s cash, cash equivalents, current and non-current restricted cash, time deposits and short-term investments totaled RMB568.5 million (US$78.2 million), compared with RMB527.1 million as of December 31, 2023. For the second quarter of 2024, net cash provided by operating activities was RMB250.2 million (US$34.4 million), capital expenditures totaled RMB3.8 million (US$0.5 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations. As of June 30, 2024, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans, and US$126.5 million long-term loans with maturity dated March 31, 2027 drawn down under the US$300.0 million revolving loan facility.

As of June 30, 2024, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB1.0 billion (US$142.9 million), compared with RMB1.1 billion as of December 31, 2023.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of June 30, 2024, the Company had repurchased a total of approximately 7.5 million ADSs for around US$33.8 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, August 22, 2024 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, August 22, 2024). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	8395069

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until August 29, 2024:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	8395069

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2672 to US$1.00, the exchange rate on June 28, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the second quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(RMB and USD in thousands)

	As of December 31,	As of June 30,	As of June 30,
	2023	2024	2024
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	454,536	500,811	68,914
Time deposits	277	282	39
Restricted cash	395	1,719	237
Short-term investments	71,848	62,501	8,600
Accounts receivable, net	354,006	393,111	54,094
Inventories	217,067	195,726	26,933
Amounts due from NetEase Group	26,117	68,104	9,371
Prepayment and other current assets	175,705	176,881	24,340
Total current assets	1,299,951	1,399,135	192,528

Non-current assets:
Property, equipment and software, net	70,906	59,513	8,189
Operating lease right-of-use assets, net	89,022	89,252	12,281
Long-term investments	51,396	77,469	10,660
Goodwill	109,944	109,944	15,129
Other assets, net	44,976	46,196	6,357
Total non-current assets	366,244	382,374	52,616

Total assets	1,666,195	1,781,509	245,144

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	159,005	110,644	15,225
Payroll payable	282,679	194,622	26,781
Amounts due to NetEase Group	82,430	74,164	10,205
Contract liabilities	1,052,622	1,038,676	142,927
Taxes payable	52,781	47,482	6,534
Accrued liabilities and other payables	591,770	743,511	102,310
Short-term loans from NetEase Group	878,000	878,000	120,817
Total current liabilities	3,099,287	3,087,099	424,799

Non-current liabilities:
Long-term lease liabilities	49,337	42,265	5,816
Long-term loans from NetEase Group	630,360	905,553	124,608
Other non-current liabilities	16,314	16,879	2,323
Total non-current liabilities	696,011	964,697	132,747

Total liabilities	3,795,298	4,051,796	557,546

Mezzanine equity	37,961	38,532	5,302

Shareholders' deficit:
Youdao's shareholders' deficit	(2,186,736)	(2,329,034)	(320,486)
Noncontrolling interests	19,672	20,215	2,782
Total shareholders' deficit	(2,167,064)	(2,308,819)	(317,704)

Total liabilities, mezzanine equity and shareholders’ deficit	1,666,195	1,781,509	245,144

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2672 on the last trading day of June (June 28, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD (1)	RMB	RMB
Net revenues:
Learning services	680,920	717,996	643,762	88,585	1,413,341	1,361,758
Smart devices	222,157	181,198	166,722	22,942	434,906	347,920
Online marketing services	303,557	492,665	511,237	70,348	521,657	1,003,902
Total net revenues	1,206,634	1,391,859	1,321,721	181,875	2,369,904	2,713,580

Cost of revenues (2)	(639,459)	(710,356)	(684,942)	(94,251)	(1,200,879)	(1,395,298)
Gross profit	567,175	681,503	636,779	87,624	1,169,025	1,318,282

Operating expenses:
Sales and marketing expenses (2)	(587,651)	(455,440)	(515,711)	(70,965)	(1,152,856)	(971,151)
Research and development expenses (2)	(205,076)	(146,723)	(152,987)	(21,052)	(387,906)	(299,710)
General and administrative expenses (2)	(63,579)	(49,416)	(40,634)	(5,591)	(113,185)	(90,050)
Total operating expenses	(856,306)	(651,579)	(709,332)	(97,608)	(1,653,947)	(1,360,911)
(Loss)/Income from operations	(289,131)	29,924	(72,553)	(9,984)	(484,922)	(42,629)

Interest income	2,154	975	917	126	4,448	1,892
Interest expense	(17,087)	(20,334)	(20,816)	(2,864)	(32,850)	(41,150)
Others, net	5,730	2,892	(909)	(125)	12,108	1,983
(Loss)/Income before tax	(298,334)	13,457	(93,361)	(12,847)	(501,216)	(79,904)

Income tax (expenses)/benefits	(4,890)	1,028	(7,053)	(970)	(8,091)	(6,025)
Net (loss)/income	(303,224)	14,485	(100,414)	(13,817)	(509,307)	(85,929)
Net loss/(income) attributable to noncontrolling interests	4,065	(2,053)	939	129	5,795	(1,114)
Net (loss)/income attributable to ordinary shareholders of the Company	(299,159)	12,432	(99,475)	(13,688)	(503,512)	(87,043)

Basic net (loss)/income per ADS	(2.45)	0.11	(0.85)	(0.12)	(4.12)	(0.74)
Diluted net (loss)/income per ADS	(2.45)	0.10	(0.85)	(0.12)	(4.12)	(0.74)

Shares used in computing basic net (loss)/income per ADS	122,247,009	118,317,220	117,173,272	117,173,272	122,257,874	117,745,253
Shares used in computing diluted net (loss)/income per ADS	122,247,009	118,928,848	117,173,272	117,173,272	122,257,874	117,745,253

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2672 on the last trading day of June (June 28, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:

Share-based compensation in each category:

Cost of revenues	1,049	778	727	100	2,308	1,505
Sales and marketing expenses	2,416	1,136	337	46	3,547	1,473
Research and development expenses	5,618	3,503	939	129	10,403	4,442
General and administrative expenses	3,261	2,479	1,506	208	6,582	3,985

YOUDAO, INC.
UNAUDITED ADDITIONAL INFORMATION
(RMB and USD in thousands)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB

Net revenues
Learning services	680,920	717,996	643,762	88,585	1,413,341	1,361,758
Smart devices	222,157	181,198	166,722	22,942	434,906	347,920
Online marketing services	303,557	492,665	511,237	70,348	521,657	1,003,902
Total net revenues	1,206,634	1,391,859	1,321,721	181,875	2,369,904	2,713,580

Cost of revenues
Learning services	290,155	264,759	257,482	35,431	568,280	522,241
Smart devices	142,544	122,060	116,274	16,000	271,132	238,334
Online marketing services	206,760	323,537	311,186	42,820	361,467	634,723
Total cost of revenues	639,459	710,356	684,942	94,251	1,200,879	1,395,298

Gross margin
Learning services	57.4%	63.1%	60.0%	60.0%	59.8%	61.6%
Smart devices	35.8%	32.6%	30.3%	30.3%	37.7%	31.5%
Online marketing services	31.9%	34.3%	39.1%	39.1%	30.7%	36.8%
Total gross margin	47.0%	49.0%	48.2%	48.2%	49.3%	48.6%

YOUDAO, INC.
UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(RMB and USD in thousands, except per ADS data)

	Three Months Ended				Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,	June 30,
	2023	2024	2024	2024	2023	2024
	RMB	RMB	RMB	USD	RMB	RMB

Net (loss)/income attributable to ordinary shareholders of the Company	(299,159)	12,432	(99,475)	(13,688)	(503,512)	(87,043)
Add: share-based compensation	12,344	7,896	3,509	483	22,840	11,405
impairment of long-term investment	3,240	-	-	-	3,240	-
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(283,575)	20,328	(95,966)	(13,205)	(477,432)	(75,638)

Non-GAAP basic net (loss)/income per ADS	(2.32)	0.17	(0.82)	(0.11)	(3.91)	(0.64)
Non-GAAP diluted net (loss)/income per ADS	(2.32)	0.17	(0.82)	(0.11)	(3.91)	(0.64)